Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations should be read in conjunction with the 2009 Annual Consolidated Financial Statements and the March 31, 2010 Interim Consolidated Financial Statements which we prepared in accordance with Canadian GAAP. A reconciliation to U.S. GAAP is disclosed in note 20 to the 2009 Annual Consolidated Financial Statements. All dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of April 16, 2010.

Certain statements contained in the following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) constitute forward-looking statements within the meaning of section 27A of the U.S. Securities Act, section 21E of the U.S. Exchange Act, and applicable Canadian securities legislation, including, without limitation, statements related to our future growth; trends in our industry; our financial or operational results including anticipated expenses, benefits or payments; the redemption of our Senior Subordinated Notes (Notes) and the expected benefits of such redemption; our financial or operational performance; our financial targets; and our conversion from Canadian GAAP to International Financial Reporting Standards. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should” or “would” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry, including changes in the trend for outsourcing; our dependence on a limited number of customers and end markets; variability of operating results among periods; the challenges of effectively managing our operations, including responding to significant changes in demand from our customers; our inability to retain or expand our business due to execution problems resulting from significant headcount reductions, plant closures and product transfer activities; the delays in the delivery and/or general availability of various components and materials used in our manufacturing process; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; the challenge of managing our financial exposures to foreign currency fluctuations; and the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers. Our forward-looking statements are also based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond our control. The material assumptions may include the following: forecasts from our customers, which range from 30 to 90 days; timing and investments associated with ramping new business; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; technological developments; and the timing and execution of our restructuring plan. These assumptions are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. These and other risks and uncertainties, as well as other information related to the company, are discussed in our various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with Canadian securities regulators.

Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this document with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

What Celestica does:

We deliver innovative supply chain solutions to original equipment manufacturers (OEMs) in the consumer, enterprise computing, communications, industrial, aerospace and defense, healthcare and green technology markets. We believe our services and solutions will help our customers reduce their time-to-market and eliminate waste from their supply chains, resulting in lower product lifecycle costs, better financial returns and improved competitive advantage in their respective business environments.

Our global operating network spans the Americas, Asia and Europe. In an effort to drive speed and flexibility for our customers, we conduct the majority of our business through full-service centers of excellence, strategically located around the world. Through our Ring Strategy, we strive to align a network of suppliers in proximity to these centers in order to increase flexibility in our supply chain, deliver shorter overall product lead times and reduce inventory. We operate other sites around the globe with specialized supply chain management and high-mix/low-volume manufacturing capabilities to meet the specific production and product lifecycle requirements of our customers.

Through our centers of excellence and the deployment of our Total Cost of Ownership™ (TCOO) Strategy, we strive to provide our customers with the lowest total cost throughout the product lifecycle. This approach enables us to focus our capabilities on broad solutions that address the total cost of design, sourcing, production, delivery and after-market services for our customers’ products, which can help drive greater levels of efficiency and improved service levels throughout our customers’ supply chains.

Our targeted end markets include consumer, enterprise computing (comprised of servers and storage), communications (comprised of enterprise communications and telecommunications), industrial, aerospace and defense, healthcare and green technology. We offer a full range of services to our customers including design, manufacturing, engineering, order fulfillment, logistics and after-market services. We are focused on expanding these service offerings across our major markets with existing and new customers. In particular, we intend to invest in assets and resources to expand our design, engineering and after-market service capabilities and to grow our business in the commercial aerospace and defense, healthcare, industrial and green technology end markets, while continuing to pursue higher-value opportunities with existing customers. Our recent acquisition of Scotland-based Invec Solutions Limited (Invec) is expected to enhance our after-market services offering.

Although we supply products and services to over 100 customers, we depend upon a relatively small number of customers for a significant portion of our revenue. In the aggregate, our top 10 customers represented 70% of revenue for the first quarter of 2010 (71% for the year ended December 31, 2009).

The products and services we provide serve a wide variety of end products, including smartphones; networking, wireless and telecommunications equipment; storage devices; servers; aerospace and defense electronics, such as in-flight entertainment and guidance systems; healthcare products; audiovisual equipment, including set-top boxes and flat-panel televisions; printers and related supplies; peripherals; gaming products; and a range of industrial and green technology electronic equipment.

We believe we are well positioned to compete effectively in the EMS industry, given our financial strength and our position as one of the major EMS providers worldwide. Our priorities include (i) growing revenue through organic program wins and acquisitions; (ii) improving financial results including operating margins, return on invested capital (ROIC) and cash flow performance; (iii) developing and enhancing profitable relationships with leading customers across our strategic target market segments; (iv) broadening the range of services we offer to our customers; and (v) expanding capabilities in services and technologies that expand our revenue base beyond our traditional areas of EMS manufacturing expertise. We believe that success in these areas will result in improved financial performance which will enhance shareholder value.

We have established financial targets that we will be working towards over the next three years.  These targets include achieving a compound annual revenue growth rate of 6% to 8%, achieving annual operating margin of 3.5% to 4.0%, generating annual ROIC of greater than 20%, and generating annual free cash flow of between $100 million and $200 million. Based on our current assumptions, we are tracking to meet these targets. These targets are subject to change based on, among other factors, the overall economic environment, the success of our specific customers, and the rate, pace and scale of investments we may choose to make over the next three years. Operating margin, ROIC and free cash flow are non-GAAP measures without standardized meanings and are not necessarily comparable to similar measures presented by other companies.  For more information on non-GAAP measures, see page 16.

Overview of business environment:

The EMS industry is highly competitive with multiple global EMS providers competing for the same customers and programs. Although the industry is characterized by large revenue opportunities, operating margins are comparatively low and aggressive pricing pressure is a common business dynamic in the industry. Capacity utilization is an important factor affecting operating margins. The amount of available manufacturing capacity and the location of that capacity are vital considerations for EMS providers. The EMS industry is also working capital intensive. As a result, we believe that ROIC, which is primarily affected by operating margins and investments in working capital and equipment, is an important metric for measuring an EMS provider’s financial performance.

EMS companies are exposed to a variety of customers and end markets. Demand visibility is limited which makes revenue in each of our end markets difficult to predict. This is due primarily to the shorter product lifecycles inherent in technology markets, rapid shifts in technology for our customers’ products and general economic conditions. The recent global economic downturn and volatile capital markets have negatively impacted the operations of most EMS providers, including Celestica.

Revenue of $1.52 billion for the first quarter of 2010 increased 3% from the same period in 2009. This was our first year-over-year first quarter with revenue growth since 2005, resulting primarily from new programs wins from existing customers, which more than offset program declines, as well as an improving economic environment. Although the global economy has recovered somewhat from the recent economic downturn, we continue to be cautious and expect end market growth to remain modest throughout each quarter of 2010.  Recent demand increases have resulted in some component and material shortages. Component shortages can delay production as well as all revenue relating to products using those components.  In addition, component shortages have resulted in us carrying higher levels of inventory and extending lead times. If this trend becomes more widespread, these factors could impact our financial results. Customers will sometimes shift production between EMS providers based on pricing concessions or their preference for consolidating their supply chain. Customers may also choose to accelerate the amount of business they outsource, or in some cases may insource previously outsourced business. These factors have impacted, and will continue to impact, our restructuring actions, our ability to grow our revenue, and our level of capital expenditures, as we respond to our customers’ actions.

Summary of Q1 2010

The following table shows certain key operating results and financial information for the periods indicated (in millions, except per share amounts):

	Three months ended March 31
	2009	2010
Revenue	$1,469.4	$1,518.1
Gross profit	111.2	105.7
Selling, general and administrative expenses (SG&A)	67.4	60.5
Net earnings	19.2	25.9
Basic earnings per share	$0.08	$0.11
Diluted earnings per share	$0.08	$0.11

	December 31	March 31
	2009	2010
Cash and cash equivalents	$937.7	$712.2
Total assets	3,106.1	2,891.6
Long-term debt	222.8	—

Revenue for the first quarter of 2010 increased 3% from the same period in 2009 primarily from new program wins from existing customers and an improving economic environment, which more than offset program declines. Revenue increased in our consumer, enterprise communications and storage end markets, which more than offset the revenue decrease in our telecommunications end market compared to the same period in 2009.  Our production volumes vary each period because of the impacts associated with changes in demand for the products we manufacture, program wins or losses with new, existing or disengaging customers, and seasonality, among other factors. The consumer end market continues to be our largest segment, representing 29% of revenue for both the first quarter of 2009 and 2010.

Gross profit for the first quarter of 2010 decreased 5% from the same period in 2009. The decrease in gross profit was primarily due to changes in product mix and lower cost recoveries, partially offset by benefits from cost reductions and restructuring actions. Gross margin as a percentage of revenue decreased to 7.0% for the first quarter of 2010 compared to 7.6% for the same period in 2009.

SG&A for the first quarter of 2010 decreased 10% from the same period in 2009 primarily due to overall cost reductions and lower bad debt expense.

During 2008 and 2009, we announced that we would incur additional restructuring actions. Combined, we expect to incur total restructuring charges of between $150 million and $175 million associated with this program. Since the beginning of 2008, we have recorded total restructuring charges of $126.5 million. Of that amount, $8.1 million was recorded in the first quarter of 2010. We expect to complete these restructuring actions by the end of 2010.

In the first quarter of 2010, we paid $28.8 million in cash to settle share unit awards that vested in February 2010.  We expensed a mark-to-market adjustment of $2.2 million in the first quarter of 2010 relating to these cash-settled awards.

In January 2010, we completed the acquisition of Scotland-based Invec and paid $5.0 million. We are in the process of finalizing the valuation of certain items.  Accordingly, our purchase price allocation is preliminary and is subject to refinement.

In March 2010, we paid $231.6 million in cash, excluding accrued interest, to repurchase our outstanding Senior Subordinated Notes due 2013 (2013 Notes) and recorded a loss of $8.8 million in other charges.

Other performance indicators:

In addition to the key operating results and financial information described above, management regularly reviews the following measures:

Cash Cycle Days:

	1Q09	2Q09	3Q09	4Q09	1Q10
Days in accounts receivable	56	50	49	46	49
Days in inventory	50	47	42	40	45
Days in accounts payable	(63)	(55)	(57)	(56)	(61)
Cash cycle days	43	42	34	30	33

Inventory turns	7.3x	7.8x	8.7x	9.1x	8.1x

Days in accounts receivable (A/R) is calculated as the average A/R for the quarter divided by the average daily revenue. Days in inventory is calculated as the average inventory for the quarter divided by the average daily cost of sales. Days in accounts payable (A/P) is calculated as the average A/P for the quarter divided by average daily cost of sales. Cash cycle days is calculated as the sum of days in A/R and inventory, less the days in A/P. Beginning with the fourth quarter of 2009, we excluded accrued liabilities from the average A/P balance when calculating A/P days. We have recalculated our days in A/P and our cash cycle days for prior periods to reflect this change. Inventory turns is calculated as 365 divided by the number of days in inventory.

Cash cycle days for the first quarter of 2010 improved from the same period in 2009 by 10 days. A/R and inventory days improved by seven days and five days, respectively, from the first quarter of 2009. The year-over-year improvement in A/R reflects the continued strong collection efforts driven in part by changes in customer payment terms, offset partially by the decrease in the A/R sold in the quarter, from $100.0 million at March 31, 2009 to $30.0 million at March 31, 2010. In addition, the A/R and inventory days for the first quarter of 2009 were impacted adversely by weaker revenue levels in the first quarter of 2009 which resulted in a larger sequential decline than we experienced in the first quarter of 2010. Cash cycle days for the first quarter of 2010 worsened by three days compared to the fourth quarter of 2009, reflecting weaker first quarter of 2010 revenue levels and higher than expected inventory, offset partially by higher A/P days. Inventory increased 7% from December 31, 2009 primarily as a result of component shortages and the build up to support future demand.

Management also reviews other non-GAAP measures including adjusted net earnings, adjusted operating margin, ROIC and free cash flow. See page 16.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with Canadian GAAP with a reconciliation to U.S. GAAP, as disclosed in note 20 to the 2009 Annual Consolidated Financial Statements.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. We evaluate our estimates and assumptions on a regular basis, taking into account historical experience and other relevant factors. Actual results could differ materially from these estimates and assumptions.

Significant accounting policies and methods used in the preparation of the financial statements are described in note 2 to the 2009 Annual Consolidated Financial Statements. The critical accounting policies that are impacted by judgments, assumptions and estimates used in the preparation of our financial statements are described in the 2009 MD&A included in our Annual Report on Form 20-F.

Operating Results

Our annual and quarterly operating results vary from period-to-period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. The level and timing of customer orders will vary due to variation in demand for their products, general economic conditions, their attempts to balance their inventory, availability of components and materials, and changes in their supply chain strategies or suppliers. Our annual and quarterly operating results are affected by: the mix, volumes and seasonality of business in each of our end markets; price competition; the mix of manufacturing value-add; capacity utilization; manufacturing effectiveness and efficiency; the degree of automation used in the assembly process; the availability of components or labor; the timing of receiving components and materials; costs associated with ramping new programs; customer product delivery requirements; costs and inefficiencies of transferring programs between facilities; the loss of programs and customer disengagements; the impact of foreign exchange fluctuations; the performance of third-party providers; the ability to manage inventory, production location and equipment effectively; our ability to manage changing labor, component, energy and transportation costs effectively; the timing of expenditures in anticipation of forecasted sales levels; the timing of acquisitions and related integration costs; and other factors.

In the EMS industry, customers can award new programs or shift programs to other EMS providers for a variety of reasons including changes in demand for the customers’ products, pricing benefits offered by other EMS providers, execution or quality issues, preference for consolidation or a change in their supplier base, mergers and consolidation among OEMs, as well as decisions to adjust the volume of business being outsourced. Our operating results for each period include the impacts associated with program wins or losses with new, existing or disengaging customers. Customer or program transfers between EMS competitors are part of the competitive nature of our industry. Significant period-to-period variations can result from the timing of new programs reaching full production, existing programs being fully transferred to a competitor and programs reaching end-of-life.

The following table sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

	Three months ended March 31
	2009	2010
Revenue	100.0%	100.0%
Cost of sales	92.4	93.0
Gross profit	7.6	7.0
SG&A	4.6	4.0
Amortization of intangible assets	0.4	0.2
Other charges	0.9	1.0
Interest expense, net of interest income	0.7	0.3
Earnings before income taxes	1.0	1.5
Income taxes recovery	0.3	0.2
Net earnings	1.3%	1.7%

Revenue:

Revenue for the first quarter of 2010 increased 3% from the same period in 2009 primarily from new program wins from existing customers and an improving economic environment, which more than offset program declines. Revenue increased in our consumer, enterprise communications and storage end markets, which more than offset the decrease in our telecommunications end market compared to the same period in 2009. Our production volumes vary each period because of the impacts associated with changes in demand for the products we manufacture, program wins or losses with new, existing or disengaging customers, and seasonality, among other factors. Although the global economy has recovered somewhat from the recent economic downturn, we continue to be cautious and expect modest revenue growth throughout each quarter of 2010.

The following table shows the end markets we serve as a percentage of revenue for the periods indicated:

	Three months ended
	March 31 2009	December 31 2009	March 31 2010
Consumer	29%	32%	29%
Enterprise Communications	21%	20%	21%
Telecommunications	18%	11%	14%
Storage	8%	13%	14%
Servers	13%	14%	12%
Industrial, Aerospace and Defense, and Healthcare	11%	10%	10%

Our revenue and operating results vary from period-to-period depending on the level of demand and seasonality in each of our end markets, the mix and complexity of the products being manufactured, the timing of receiving components and materials, and the impact associated with program wins or losses with new, existing or disengaging customers, among other factors.

Although we have diversified our end markets over the past several years, we are dependent on a limited number of customers in the consumer, communications (comprised of enterprise communications and telecommunications) and enterprise computing (comprised of servers and storage) end markets for a substantial portion of our revenue.

The consumer market was our largest end market representing 29% of total revenue for the first quarter of 2010, with over two-thirds of our consumer business generated by one smartphone customer. Revenue from our consumer market for the first quarter of 2010 increased 3% compared to the same period in 2009 and reflected new program wins, primarily in smartphones, which more than offset program declines. The year-over-year decrease in revenue from our telecommunications end market reflects primarily program insourcing back to customers. Revenue from our storage customers has increased compared to the same period in 2009 primarily due to new program wins from existing customers.

For the first quarter of 2010, one customer in our consumer end market represented more than 10% of total revenue. For the first quarter of 2009, two customers individually represented more than 10% of total revenue. Whether any of our customers individually account for more than 10% of revenue in any period depends on various factors affecting our business with that customer or with other customers, including overall changes in demand for a customer’s product, seasonality of business, new program wins or losses, the phasing in or out of programs, price competition and changes in our customers’ supplier base or supply chain strategies.

The following table shows our customer concentration as a percentage of total revenue for the periods indicated:

	Three months ended March 31
	2009	2010
Top 10 customers	69%	70%

Our recent success in the smartphone market was driven primarily by new program wins with our largest customer. In general, business in the consumer segment, and in particular smartphones, is characterized by shorter product lifecycles, significant increases or decreases in program volumes based on strength in end-market demand, rapid changes in consumer preferences for these products and devices, and greater ease in shifting these products among EMS competitors. The increased exposure to this segment may make revenue more volatile and could result in increased risk to our financial results.

We are dependent upon continued revenue from our largest customers. There can be no assurance that revenue from these or any other customers will not decrease in absolute terms or as a percentage of total revenue. Any material decrease in revenue from these or other customers could have a material adverse effect on our results of operations.

We believe that delivering sustainable revenue growth depends on increasing sales to existing customers for their current and future product generations and expanding the range of services we provide to these customers. We also actively pursue new customers to expand our end-market penetration and diversify our end-market mix. To achieve this, we are focused on offering and increasing our investments in innovative supply chain solutions which include design, manufacturing, engineering, order fulfillment, logistics and after-market services. We may also seek acquisition opportunities in order to diversify our customer base, enhance our capabilities, or add new technologies or capabilities to our offerings. In the EMS industry, customers may cancel contracts and volume levels can be changed or delayed. Customers may also shift business to a competitor or bring programs in-house to improve their own utilization. We cannot assure the timely replacement of delayed, cancelled or reduced orders with new business. In addition, we cannot assure that any of our current customers will continue to utilize our services. If they do not, this could have a material adverse impact on our results of operations. Significant period-to-period variations can result if new program wins or replacement business are more competitively priced than past programs.

Gross profit:

The following table is a breakdown of gross profit and gross margin as a percentage of revenue for the periods indicated:

	Three months ended March 31
	2009	2010
Gross profit (in millions)	$111.2	$105.7
Gross margin	7.6%	7.0%

Gross profit for the first quarter of 2010 decreased 5% from the same period in 2009. The decrease in gross profit was primarily due to changes in product mix and lower cost recoveries, partially offset by benefits from cost reductions and restructuring actions. Gross margin as a percentage of revenue decreased in the first quarter of 2010 compared to the same period in 2009, primarily due to changes in product mix.

Multiple factors cause gross margin to fluctuate including: product volume and mix; production efficiencies; utilization of manufacturing capacity; material and labor costs, including variable labor costs associated with direct manufacturing employees; manufacturing and transportation costs; start-up and ramp-up activities; new product introductions; cost structures at individual sites; pricing pressures from competitors; foreign exchange volatility; the availability of components and materials; and other factors.

Selling, general and administrative expenses:

SG&A for the first quarter of 2010 decreased 10% to $60.5 million (4.0% of revenue) compared to $67.4 million (4.6% of revenue) for the same period in 2009. The decrease in SG&A was primarily a result of overall cost reductions and lower bad debt expense. The decrease in SG&A as a percentage of revenue for the first quarter of 2010 compared to the same period in 2009 primarily reflects lower costs and higher revenue levels in the first quarter of 2010.

Stock-based compensation:

We recorded the following stock-based compensation costs, included in cost of sales and SG&A, for the periods indicated (in millions):

	Three months ended March 31
	2009	2010
Stock option awards	$1.7	$1.2
Restricted share unit awards(a)	4.7	7.8
	$6.4	$9.0

(a)                             We have the option to settle restricted share unit awards in the form of shares or cash. Historically, we have settled share unit awards with shares purchased in the open market. The cost of equity-settled awards is based on the market value of our subordinate voting shares at the time of grant. We amortize this cost to compensation expense over the vesting period on a straight-line basis, with a corresponding charge through contributed surplus. During the fourth quarter of 2009, we decided to settle the share unit awards vesting in the first quarter of 2010 with cash. Cash-settled awards are accounted for as liabilities and remeasured based on our share price at each reporting date until the settlement date, with a corresponding charge to compensation expense. We recorded a mark-to-market adjustment of $2.2 million in the first quarter of 2010 ($10.9 million — fourth quarter of 2009). Since management currently intends to settle future share unit awards in the form of shares purchased in the open market, we will continue to account for these awards as equity awards.

Other charges:

(i)                                     We have recorded the following restructuring charges for the periods indicated (in millions):

	Three months ended March 31
	2009	2010
Restructuring charges	$6.7	$8.1

In January 2008, we announced restructuring charges of between $50 million and $75 million would be recorded throughout 2008 and 2009. In July 2009, we announced additional restructuring charges of between $75 million and $100 million to further reduce overhead costs and improve overall utilization. Combined, we expect to incur total restructuring charges of between $150 million and $175 million associated with this program. We have recorded $126.5 million of restructuring charges since the beginning of 2008. Of that amount, $8.1 million was recorded in the first quarter of 2010. We expect to complete these restructuring actions by the end of 2010. As we complete these restructuring actions, we expect our overall utilization and operating efficiency to improve. As we finalize the detailed plans of these restructuring actions, we will recognize the related charges. The recognition of these charges requires management to make certain judgments and estimates regarding the amount and timing of restructuring charges or recoveries. Our estimated liability could change subsequent to its initial recognition, requiring adjustments to our recorded expense and liability amounts.

Our restructuring actions include consolidating facilities and reducing our workforce, primarily in the Americas, Europe and the Philippines. Our restructuring liability is recorded in accrued liabilities. All cash outlays have been, and currently foreseeable outlays are expected to be, funded from cash on hand.

We evaluate our operations from time-to-time and may propose future restructuring actions or divestitures as a result of changes in the market place and/or our exit from less profitable or non-strategic operations.

(ii)                                  We have recorded the following charges related to the debt repurchases for the periods indicated (in millions):

	Three months ended March 31
	2009	2010
Loss (gain) on repurchase of Notes	$(9.1)	$8.8
Write-down of embedded prepayment option	15.6	—
	$6.5	$8.8

In March 2010, we paid $231.6 million, excluding accrued interest, to repurchase our outstanding 2013 Notes with a principal amount of $223.1 million and recognized a loss of $8.8 million, primarily as a result of the premium we paid to redeem the 2013 Notes early.

In March 2009, we paid $149.7 million, excluding accrued interest, to repurchase Senior Subordinated Notes due 2011 (2011 Notes) with a principal amount of $150.0 million and recognized a gain of $9.1 million. In November 2009, we paid $346.1 million, excluding accrued interest, to repurchase 2011 Notes with a principal amount of $339.4 million and recognized a gain of $10.4 million. The gain or loss on the repurchases was measured based on the carrying value of the repurchased portion of the Notes on the dates of repurchase. In connection with the February 2009 termination of the interest rate swap agreements related to the 2011 Notes, we discontinued fair value hedge accounting on the 2011 Notes and recorded a write-down in the carrying value of the embedded prepayment option on the 2011 Notes.

Interest expense on long-term debt and other interest income/expense:

The following table is a breakdown of interest expense or income for the periods indicated (in millions):

	Three months ended March 31
	2009	2010
Interest costs on credit facilities and Notes(i)	$12.2	$3.9
Mark-to-market adjustment and amortization of basis adjustment(ii)	(1.8)	(0.1)
Interest expense on long-term debt	$10.4	$3.8
Other interest expense (income)	$(0.2)	$0.1

(i)            Our interest expense for the first quarter of 2010 consists primarily of the interest costs on the 2013 Notes at a fixed interest rate of 7.625% until redemption in March 2010. In November 2009, we redeemed the outstanding 2011 Notes. The average interest rate on the 2011 Notes, after reflecting the variable interest rate swaps, for the first quarter of 2009 was 4.4%.  We expect the redemption of the 2011 Notes will result in an estimated annual benefit to our net interest expense of approximately $14 million. With the redemption of our 2013 Notes in March 2010, we expect to further reduce our interest expense by approximately $4 million per quarter after the redemption.

(ii)           We marked-to-market the embedded prepayment options in our Notes until the options were extinguished. We also applied fair value hedge accounting to our interest rate swaps and our 2011 Notes until February 2009. The change in fair values each period were recorded in interest expense on long-term debt, except for the write-down of the embedded prepayment option due to hedge de-designation or debt redemption which we recorded in other charges.

Income taxes:

Income tax recovery for the first quarter of 2010 was $2.8 million on earnings before tax of $23.1 million compared to an income tax recovery of $3.9 million for the same period in 2009 on earnings before tax of $15.3 million. Current income taxes for the first quarter of 2010 consisted primarily of the tax expense in jurisdictions with current taxes payable. Deferred income taxes for the first quarter of 2010 were comprised primarily of the deferred tax recoveries for future deductible temporary differences in Canada. Current income taxes for the first quarter of 2009 consisted primarily of the tax expense in jurisdictions with current taxes payable.  Deferred income taxes for the first quarter of 2009 were comprised primarily of the deferred tax recoveries for losses and future deductible temporary differences in Canada and certain foreign taxable jurisdictions.

We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly quarter-to-quarter due to the mix and volume of business in lower tax jurisdictions within Europe and Asia, tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2010 and 2015), restructuring charges, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and the valuation allowances recorded on deferred income tax assets. We expect to continue to comply with the conditions governing the tax holidays.

In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods.

We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits and reviews by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. Any such increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.

Certain of our subsidiaries provide financing, products and services, and may from time-to-time undertake certain significant transactions with other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles, and that contemporaneous documentation must exist to support such pricing.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 through 2003 should have been materially higher as a result of certain inter-company transactions. The successful pursuit of that assertion could result in that subsidiary owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted position and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of this claim and any resulting proceedings, and if this claim and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

In connection with a tax audit in Brazil, in the fourth quarter of 2009, tax authorities took the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. We believe we have substantial defenses to the asserted position. However, there can be no assurance as to the final resolution of this matter and, if it is determined adversely to us, the amounts we may be required to pay for taxes, interest and penalties could be material.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. We regularly review Brazilian laws and assess the likelihood of the realization of the future benefit of the tax losses. A change to the benefit realizable on these Brazilian losses could result in a substantial increase to our net future tax liabilities.

Acquisitions:

We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions that could expand our service offerings, increase our penetration in various industries, establish strategic relationships with new or existing customers and/or enhance our global manufacturing network. In order to enhance our competitiveness and expand our revenue base or the services we offer our customers, we may also look to grow our services or capabilities beyond our traditional areas of EMS manufacturing expertise. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any such agreement would be. There can also be no assurance that an acquisition can be successfully integrated or will generate the returns that we expected.

In January 2010, we acquired the shares of Scotland-based Invec for a purchase price of $5.0 million. Invec provides warranty management, repair and parts management services to companies in the information technology and consumer electronics markets. This acquisition is expected to enhance our global after-market services offering by integrating Invec’s proprietary reverse logistics software throughout our network.

Liquidity and Capital Resources

Liquidity

The following table shows key liquidity metrics for the periods indicated (in millions):

	December 31	March 31
	2009	2010
Cash and cash equivalents	$937.7	$712.2

	Three months ended
	March 31
	2009	2010
Cash provided by operations	$47.6	$11.5
Cash used in investing activities	(30.7)	(7.6)
Cash used in financing activities	(136.6)	(229.4)

Cash provided by operations:

We generated $11.5 million in cash from operations during the first quarter of 2010, primarily from earnings after adding back non-cash charges, offset partially by higher working capital requirements driven primarily by higher inventory levels, partially offset by lower A/R. The increase in cash from A/R reflects continued strong cash collections and the sale of $30.0 million in A/R as at March 31, 2010 (March 31, 2009 — $100.0 million sold, December 31, 2009 — zero dollars sold) under our A/R sales program.

Cash used in investing activities:

Our capital expenditures were incurred primarily to enhance our supply chain and manufacturing capabilities in various geographies and to support new customer programs. During the first quarter of 2010, we completed the acquisition of Invec.  We also received cash proceeds from the sale of surplus assets.

Cash used in financing activities:

As of March 31, 2010, we have redeemed all of our Notes. During the first quarter of 2010, we paid $231.6 million (first quarter of 2009 — $149.7 million) in cash to repurchase Notes. We terminated our interest rate swap agreements in February 2009 and received $14.7 million in cash as settlement of these agreements.

Cash requirements:

We believe that cash flow from operating activities, together with cash on hand and borrowings available under our credit facility and bank overdraft facilities, will be sufficient to fund currently anticipated working capital, planned restructuring and capital spending for the next 12 months. At March 31, 2010, we had cash balances of $712.2 million and no debt outstanding.

As of March 31, 2010, we had committed approximately $15 million in capital expenditures, primarily for machinery, equipment and facilities in our lower-cost geographies to support new customer programs. Our capital spending will vary each period based on the timing of new business wins and forecasted sales levels. Based on our current operating plans, we anticipate capital spending for 2010 to be approximately 1.1% to 1.3% of revenue, and expect to fund this spending from cash on hand. In addition, we regularly review acquisition opportunities and, as a result, could require additional debt or equity financing to fund these transactions.

We have provided routine indemnifications, the terms of which range in duration and often are not explicitly defined. These may include indemnifications against adverse impacts due to changes in tax laws, third-party intellectual property infringement claims and third-party claims for property damage resulting from our negligence. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot reasonably be estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Litigation and contingencies:

In 2007, securities class action lawsuits were commenced against the Company and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported class period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs have added one of our directors and Onex Corporation as defendants. All defendants have filed motions to dismiss the amended complaint. These motions are pending. A parallel class proceeding has also been issued against the Company and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of the action has been granted by that court. We believe that the allegations in these claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these claims. We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

In December 2009, we received a recovery of damages related to certain purchases we made in prior periods as a result of the settlement of a class action lawsuit. We recorded the recovery, net of estimated reserves, in other charges. Future adjustments to our estimated reserves, if any, will be recorded through other charges.

Capital Resources

Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments required to grow our business. Our capital resources consist of cash, short-term investments, access to credit facilities and bank overdraft facilities and share capital.

At March 31, 2010, we had cash of $712.2 million, comprised of cash (approximately 37%) and cash equivalents (approximately 63%). Our current portfolio consists of certificates of deposits and certain money market funds that are secured exclusively by U.S. government securities. The majority of our cash and cash equivalents are held with financial institutions each of which had at March 31, 2010 a Standard and Poor’s rating of A-2 or above.

We manage our capitalization levels and make adjustments, as available, for changes in economic conditions. At March 31, 2010, we had full access to a $200.0 million credit facility, access to bank overdraft facilities, and we could sell up to $250.0 million in A/R, on a committed basis, under an A/R sales program to provide short-term liquidity. As of March 2010, we have redeemed all of our Notes.

We have not distributed, nor do we have any current plan to distribute, any dividends to our shareholders nor do we have any current plans to repurchase shares through a stock buy-back plan. We have purchased and expect from time-to-time, to purchase shares in the open market for the settlement of share unit awards to employees under our long-term incentive plans.

Our strategy on capital risk management has not changed since 2009. Other than the restrictive covenants associated with our credit facilities, we are not subject to any contractual or regulatorily imposed capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations.

Our revolving credit facility for $200.0 million expires in April 2011. The facility has restrictive covenants relating to debt incurrence, the sale of assets and a change in control. We are also required to comply with financial covenants related to indebtedness, interest coverage and liquidity. We were in compliance with all covenants at March 31, 2010. We have additional uncommitted bank overdraft facilities available for intraday operating requirements which total $65.0 million at March 31, 2010. There were no borrowings outstanding under these facilities at March 31, 2010.

We have entered into an agreement to sell certain A/R to a third-party bank (which had at March 31, 2010 a Standard and Poor’s rating of A-1) and other qualified purchasers. We can sell up to $250.0 million in A/R, on a committed basis, to provide short-term liquidity. At March 31, 2010, we sold $30.0 million of A/R under this program (December 31, 2009 — zero dollars sold; March 31, 2009 — $100.0 million sold). This program remains available to us until November 2010.

Standard and Poor’s provides a corporate credit rating on Celestica. This rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. A rating does not comment as to market price or suitability for a particular investor.  Moody’s Investor Service no longer provides a credit rating on Celestica since we redeemed our 2013 Notes. As at April 16, 2010, our Standard and Poor’s corporate rating is BB, with a stable outlook. A reduction in our credit rating could adversely impact our future cost of borrowing.

Financial instruments:

Our short-term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short-term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including certificates of deposit and money market funds that are secured exclusively by U.S. government securities.

The majority of our cash balances are held in U.S. dollars. We price the majority of our products in U.S. dollars and the majority of our material costs are also denominated in U.S. dollars. However, a significant portion of our non-material costs (including payroll, pensions, facility costs and costs of locally sourced supplies and inventory) are denominated in various other currencies. As a result, we may experience foreign exchange gains or losses on translation or transactions due to currency fluctuations.

We have a foreign exchange risk management policy in place to control our hedging activities and we do not enter into speculative trades. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations. We enter into forward exchange contracts to hedge against our cash flows and significant balance sheet exposures in certain foreign currencies. Balance sheet hedges are based on our forecasts of the future position of net assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There is no assurance that our hedging transactions will be successful.

At March 31, 2010, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies (in millions):

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$208.6	$0.94	16	$9.4
British pound sterling	93.3	1.55	4	2.7
Thai baht	76.6	0.03	12	1.3
Mexican peso	49.0	0.08	14	1.9
Malaysian ringgit	48.6	0.29	12	1.4
Euro	37.4	1.35	5	—
Romanian lei	23.8	0.33	12	(0.2)
Singapore dollar	20.1	0.71	12	0.2
Czech koruna	13.4	0.05	9	(0.1)
Swiss franc	9.9	0.96	4	0.2
Brazilian real	2.0	0.55	3	—
Total	$582.7			$16.8

The fair value of these contracts at March 31, 2010 was a net unrealized gain of $16.8 million (December 31, 2009 — net unrealized gain of $8.0 million). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the time the forward contracts were entered into and the valuation date at period end.

Financial risks:

We are exposed to a variety of financial risks associated with financial instruments.

Market risk: This is the risk that results in changes to market prices, such as foreign exchange rates and interest rates, which could affect our operations or the value of our financial instruments. To manage this risk, we enter into various derivative hedging transactions.

Currency risk: Due to the nature of our international operations, we are exposed to exchange rate fluctuations on our cash receipts, cash payments and balance sheet exposures denominated in various foreign currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our foreign subsidiaries. We currently manage this risk through our hedging program using forecasts of future cash flows and our balance sheet exposures denominated in foreign currencies.

Interest rate risk: Borrowings under our revolving credit facility bear interest at LIBOR plus a margin. If we borrow under this facility, we will be exposed to interest rate risks due to fluctuations in the LIBOR rate.

Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. To mitigate the risk of financial loss from defaults under our foreign currency forward contracts, these counterparty financial institutions each had at March 31, 2010 a Standard and Poor’s rating of A or above. The financial institution with which we have an A/R sales program had a Standard and Poor’s rating of A-1 at March 31, 2010. At March 31, 2010, we sold $30.0 million of A/R under this program. We believe that the credit risk of counterparty non-performance is low.

We also provide credit to our customers in the normal course of business. We mitigate this credit risk by monitoring our customers’ financial condition and performing ongoing credit evaluations, as well as frequent communications with them, enabling us to monitor current changes in their business operations. We review concentration of credit risk in establishing our allowance for doubtful accounts and we believe our allowances are adequate. As at March 31, 2010, less than 1% of our gross A/R were over 90 days past due and our allowance for doubtful accounts balance was $6.4 million.

Liquidity risk: Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable and accrued liabilities are due within 90 days. Management believes that cash flow from operations, together with cash on hand, cash from the sale of A/R, and borrowings available under our credit facility and bank overdraft facilities are sufficient to support our financial obligations. At March 31, 2010, we had no outstanding debt.

Outstanding Share Data

As of April 19, 2010, we had 211.1 million outstanding subordinate voting shares and 18.9 million outstanding multiple voting shares. We also had 10.5 million outstanding stock options, 5.7 million outstanding restricted share units and 8.1 million outstanding performance share units, each such option or unit entitling the holder to receive one subordinate voting share pursuant to the terms thereof (subject to time or performance based vesting).

Controls and Procedures

Evaluation of disclosure controls and procedures:

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934 (the Exchange Act)) designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15 and 15d-15 under the Exchange Act.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met.

Changes in internal controls over financial reporting:

During the first quarter of 2010, there were no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management’s report on internal control over financial reporting:

Reference is made to our Management’s report on page F-1 of our Annual Report on Form 20-F. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal controls over financial reporting for 2009. This report appears on page F-2 of our Annual Report on Form 20-F.

Unaudited Quarterly Financial Highlights (in millions, except per share amounts)

	2008			2009				2010
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Revenue	$1,876.3	$2,030.8	$1,935.4	$1,469.4	$1,402.2	$1,556.2	$1,664.4	$1,518.1
Gross profit %	6.7%	7.4%	7.3%	7.6%	7.3%	6.9%	6.6%	7.0%
Net earnings (loss)	$39.8	$32.1	$(822.2)	$19.2	$5.3	$(0.6)	$31.1	$25.9
# of basic shares	229.2	229.4	229.4	229.4	229.4	229.5	229.7	229.9
# of diluted shares	230.4	230.3	229.4	229.4	230.2	229.5	232.0	232.8
Net earnings (loss):
per share — basic	$0.17	$0.14	$(3.58)	$0.08	$0.02	$0.00	$0.14	$0.11
per share — diluted	$0.17	$0.14	$(3.58)	$0.08	$0.02	$0.00	$0.13	$0.11

Comparability quarter-to-quarter:

The quarterly data reflects the following:

•                  the fourth quarters of 2008 and 2009 include the results of our annual impairment testing of goodwill and long-lived assets; and

•                  all quarters were impacted by our announced restructuring plans. The amounts vary from quarter-to-quarter.

First quarter 2010 compared to fourth quarter 2009:

Revenue for the first quarter of 2010 decreased 9% from the fourth quarter of 2009. Revenue from all our end markets, other than the telecommunications market, decreased sequentially from the fourth quarter of 2009. As expected, revenue decreased quarter-to-quarter reflecting seasonality and program declines. Gross margin increased from 6.6% of revenue in the fourth quarter of 2009 to 7.0% in the first quarter of 2010, primarily as a result of improved productivity and a lower mark-to-market adjustment on share unit awards, which negatively impacted gross margin in the fourth quarter of 2009 by 0.3%.

First quarter 2010 actual compared to guidance:

Our guidance is provided on an adjusted net earnings (defined below) basis only as it is difficult to forecast the various items impacting GAAP net earnings, such as the amount and timing of our restructuring activities. A reconciliation of adjusted net earnings, which is a non-GAAP measure, to Canadian GAAP net earnings is set forth below.

Beginning in the fourth quarter of 2009, we revised the definition of our non-GAAP adjusted net earnings to exclude (in addition to the items excluded under the previous definition) total stock-based compensation (consisting of option and restricted stock expense) to allow for a better comparison with our major North American EMS competitors. For consistency, we made similar changes in the definition of our other non-GAAP measures: adjusted cost of sales, adjusted gross profit, adjusted gross margin, adjusted SG&A, adjusted operating margin (EBIAT) and ROIC. Prior to the fourth quarter of 2009, option expense was the only stock-based compensation item excluded from adjusted net earnings and other non-GAAP measures. We have recalculated prior period comparatives to reflect the revised definitions, unless otherwise specified.

Management uses adjusted net earnings and other non-GAAP measures as measures of enterprise-wide performance. Management believes adjusted net earnings is a useful measure for management, as well as investors, to compare operating performance from period-to-period. Adjusted net earnings do not include the effects of other charges, most significantly the write-down of goodwill and long-lived assets, gains or losses on the repurchase of shares or debt and the related income tax effect of these adjustments, and any significant deferred tax write-offs or recoveries. We also exclude the following recurring charges: restructuring costs, total stock-based compensation including option and restricted stock costs, amortization of intangible assets (except amortization of computer software) and the related income tax effect of these adjustments. Non-GAAP measures do not have any standardized meaning prescribed by Canadian or U.S. GAAP and are not necessarily comparable to similar measures presented by other companies. Non-GAAP measures are not measures of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for any standardized measure under Canadian or U.S. GAAP. See reconciliation below.

On January 27, 2010, we provided the following guidance for the first quarter of 2010:

	Q1 10
	Guidance	Actual
Revenue (in billions)	$1.45 to $1.60	$1.52
Adjusted net earnings per share	$0.15 to $0.21	$0.19

Revenue and adjusted net earnings per share for the first quarter of 2010 were within our published guidance.

The following table sets forth, for the periods indicated, a reconciliation of Canadian GAAP net earnings to adjusted net earnings and other non-GAAP measures (in millions, except per share amounts):

	2009			2010
Three months ended March 31	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
Revenue	$1,469.4	$—	$1,469.4	$1,518.1	$—	$1,518.1
Cost of sales (1) (2)	1,358.2	(3.0)	1,355.2	1,412.4	(4.0)	1,408.4
Gross profit (1) (2)	111.2	3.0	114.2	105.7	4.0	109.7
SG&A (1) (2)	67.4	(3.4)	64.0	60.5	(5.0)	55.5
Amortization of intangible assets	5.8	(3.1)	2.7	3.7	(1.3)	2.4
Other charges	12.5	(12.5)	—	14.5	(14.5)	—
Operating earnings - EBIAT (3)	25.5	22.0	47.5	27.0	24.8	51.8
Interest expense, net	10.2	—	10.2	3.9	—	3.9
Net earnings before tax	15.3	22.0	37.3	23.1	24.8	47.9
Income tax expense (recovery)	(3.9)	7.6	3.7	(2.8)	7.6	4.8
Net earnings	$19.2	$14.4	$33.6	$25.9	$17.2	$43.1

# of shares (in millions) - diluted	229.4		229.4	232.8		232.8
Earnings per share - diluted	$0.08		$0.15	$0.11		$0.19

ROIC (4)			18.8%			23.3%
Free cash flow (5)			$16.1			$9.2

(1)                                 Excludes stock-based compensation, comprised of option and restricted stock expense.

(2)                                 Management uses adjusted cost of sales, adjusted gross profit, adjusted gross margin and adjusted SG&A as measures to assess operating performance. Management believes that each of these is an appropriate measure for management, as well as investors, to compare operating performance from period-to-period. Adjusted cost of sales is calculated by excluding total stock-based compensation from GAAP cost of sales. Adjusted gross profit is calculated by excluding total stock-based compensation from GAAP gross profit. Adjusted gross margin is calculated by dividing adjusted gross profit by revenue. Adjusted SG&A is calculated by excluding total stock-based compensation from GAAP SG&A. Adjusted SG&A percentage is calculated by dividing adjusted SG&A by revenue.

(3)                                 Management uses adjusted operating margin (EBIAT) as a measure to assess operating performance. Excluded from EBIAT are the effects of other charges, most significantly the write-down of goodwill and long-lived assets, gains or losses on the repurchase of shares or debt and the related income tax effect of these adjustments, and any significant deferred tax write-offs or recoveries. We also exclude the following recurring charges: restructuring costs, total stock-based compensation including option and restricted stock expense, amortization of intangible assets (except amortization of computer software), interest expense or income, and the related income tax effect of these adjustments. Management believes EBIAT, which isolates operating activities before interest and taxes, is an appropriate measure for management, as well as investors, to compare the company’s operating performance from period-to-period.  There is no comparable measure under Canadian or U.S. GAAP.  EBIAT should not be considered as a substitute for net earnings prepared in accordance with Canadian or U.S. GAAP.

(4)                                 Management uses ROIC as a measure to assess the effectiveness of the invested capital it uses to build products or provide services to its customers. The ROIC measure used by the company includes operating margin, working capital management and asset utilization. ROIC is calculated by dividing EBIAT (defined in (3) above) by average net invested capital. Net invested capital consists of total assets less cash, accounts payable, accrued liabilities and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter. Management believes ROIC is an appropriate measure for management, as well as investors, to compare the company’s operating performance from period-to-period. There is no comparable measure under Canadian or U.S. GAAP.

(5)                                 Management uses free cash flow as a measure to assess operational cash flow performance. Free cash flow is calculated as cash generated from operations less capital expenditures (net of proceeds from the sale of surplus property and equipment). Management believes that free cash flow is an appropriate measure for management, as well as investors, to compare cash flow performance from period-to-period. There is no comparable measure under Canadian or U.S. GAAP.

Second quarter 2010 guidance:

On April 22, 2010, we provided the following guidance for the second quarter of 2010:

Q2 10 — Guidance
Revenue (in billions)	$1.5 to $1.6
Adjusted net earnings per share	$0.19 to $0.23

At the midpoint, our revenue guidance for the second quarter of 2010 represents a 2% sequential increase from our first quarter of 2010.

Our guidance for the second quarter of 2010 is based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond the control of the company. The material assumptions may include the following: forecasts from our customers, which range from 30 to 90 days; timing and investments associated with ramping new business; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; technological developments; and the timing and execution of our restructuring plan. These assumptions are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above. Our guidance for the second quarter of 2010 is given for the purpose of providing information about management’s current expectations and plans relating to the second quarter of 2010. Readers are cautioned that such information may not be appropriate for other purposes.

Recent Accounting Developments

(a)                             International financial reporting standards (IFRS):

In February 2008, the Canadian Accounting Standards Board announced the adoption of IFRS for publicly accountable enterprises in Canada. Effective January 1, 2011, companies must convert from Canadian GAAP to IFRS. IFRS is effective for our first quarter ending March 31, 2011, with comparative data also prepared under IFRS.

We have initiated an IFRS transition project with a formal and detailed project plan and a dedicated project manager. A multi-functional project team consisting of management from finance, taxation, treasury, legal, human resources, IT and operations is engaged on the project. We have also engaged external IFRS consulting partners. We have established a formal governance structure that includes both a steering committee and an accounting technical review committee, and regular reporting is provided to our senior executive management and to our Audit Committee on the project’s progress. Our project focuses on the key areas impacted by this conversion, including financial reporting, systems and processes, communications and training. Our transition plan is progressing according to our implementation schedule.

The review of the potential impacts of IFRS was conducted in phases. In phase 1, we worked with independent consultants to complete a diagnostic of the key financial, systems and businesses that would potentially be impacted by our transition to IFRS. In phase 2, we completed our detailed analysis of the potential accounting and reporting differences between Canadian GAAP and IFRS, and made preliminary accounting policy choices. Although we have not completed our evaluation, we have not identified significant changes in our business activities as a result of the IFRS transition. We plan to continually evaluate any such impact during 2010.

Accounting Policies:

The following are our preliminary significant IFRS policy decisions and significant expected accounting differences, based on our analysis of the current IFRS standards. We will provide formal training to our finance staff and other personnel at each of our sites during the first half of 2010. Additional differences between Canadian GAAP and IFRS may be identified once the training is completed and as we conduct the quantification process. As a result, our accounting policy choices may change prior to the adoption of IFRS on January 1, 2011. Although we have identified key accounting policy differences, we have only begun the quantification process. We cannot at this time determine the full impact of these differences to our consolidated financial statements.

First-time adoption of IFRS (IFRS 1):

Upon transition, a company is required to apply each IFRS on a retrospective basis. However, IFRS 1 has certain mandatory exceptions, as well as limited optional exemptions, in specific areas of certain standards that do not require retrospective application of IFRS. Based on our analysis to date, we expect to apply the following optional exemptions available under IFRS 1 that will be significant to us in preparing our first consolidated financial statements under IFRS:

Business combinations — IFRS 1 allows us to apply this standard on a prospective or retrospective basis. We have elected to apply IFRS 3(revised), Business combinations, on a prospective basis for all business combinations completed after January 1, 2010.

Cumulative translation differences — IFRS 1 allows cumulative translation differences for foreign operations to be cleared through equity on transition. Gains or losses from the subsequent disposal of the foreign operations would exclude translation differences arising prior to adopting IFRS. We will elect to reset cumulative translation differences to zero on transition. We have cumulative translation gains of $46.9 million at December 31, 2009.

IFRS to Canadian GAAP differences:

In addition to the IFRS 1 exceptions and exemptions, the following are preliminary differences between our Canadian GAAP accounting policies and those under IFRS that we believe are applicable and significant to Celestica based on our analysis to date:

Pension and other post-employment benefits — Under Canadian GAAP, we generally defer our actuarial gains and losses from defined benefit plans and then amortize using the corridor method. Under IFRS, we expect to recognize all actuarial gains and losses immediately through equity without recording them in the income statement in subsequent periods. We have $128.1 million in unrecognized actuarial losses at December 31, 2009 under Canadian GAAP. Additionally, IFRS has incremental considerations beyond Canadian GAAP with respect to limits on defined benefit assets, minimum funding requirements, and their interaction, which could result in adjustments to the amounts recorded under Canadian GAAP. We are currently reviewing our pension plans in detail to determine the impact upon transition.

Hedge effectiveness measurement — IFRS requires us to incorporate credit risk into the assessment of hedge effectiveness and ineffectiveness and requires more documentation to support the hedging relationships. We expect that our hedging relationships will continue to qualify under IFRS.

Impairment of long-lived assets — Reversal of asset impairment losses is not permitted under Canadian GAAP. IFRS requires the reversal of impairment losses, for assets other than goodwill, if certain criteria are met. Although we have recorded impairment losses against property, plant and equipment and intangible assets under Canadian GAAP, we do not believe at this time that these losses would be reversed under IFRS. However, we will begin to track previous and future impairments as required. Under IFRS, impairment testing is a one-step process. An impairment loss is recognized if the carrying amount of an asset exceeds its recoverable amount. Under Canadian GAAP, impairment is tested using a two-step process. We may recognize higher impairment losses under IFRS.

Share-based payments — Under Canadian GAAP, each grant is treated as a single arrangement and compensation expense is determined at the time of grant and amortized over the vesting period, generally three to four years, on a straight-line basis. IFRS requires a separate calculation of compensation expense for awards that vest in installments. Under IFRS, compensation expense will differ from Canadian GAAP based on the changing fair values used for each installment and the timing of recognizing compensation expense, which will be accelerated under IFRS.

Income taxes — The recognition of deferred income taxes for temporary differences arising from inter-company transfers of property and from foreign exchange fluctuations on non-monetary items are prohibited under Canadian GAAP. There are no similar exceptions under IFRS. In addition, other significant differences may include accounting for uncertain tax positions, backwards tracing and differences relating to presentation and disclosure. We will also be impacted by the potential income tax effect of the other IFRS changes noted above.

The impact of IFRS at transition will depend on the IFRS standards in effect at the time, accounting elections that have not yet been made and the prevailing business and economic facts and circumstances. The evolving nature of IFRS may also result in additional accounting changes, some of which may be significant. We will continue to monitor changes in the IFRS standards and will adjust our transition plans accordingly.

Internal control over financial reporting and disclosure controls and procedures:

We have augmented our existing controls and procedures to include controls and procedures regarding the implementation of IFRS. Our quality assurance plan, which forms part of the overall IFRS transition plan, includes project management, communication and training, formal review of financial data with management oversight and certifications, internal audits, controls over financial system changes and the use of disclosure checklists. We expect that as we progress through our IFRS transition, we may adjust our plans.

Financial reporting expertise:

We identified key financial reporting experts at various levels of our business, who received advanced IFRS training from our consulting partners. We have prepared training materials covering the transition plan and applicable accounting standards and have begun detailed training of our global finance organization. We plan to also hold IFRS information sessions for senior management and members of our IFRS steering committee and Audit Committee.

Information systems:

During 2009, we began to identify and assess the impact of IFRS on our financial systems. Our information technology team is in the process of designing solutions to ensure enterprise-wide IFRS compliance in IT systems. We currently are preparing our consolidations system to receive, consolidate and comply with the new reporting and data requirements under IFRS, which includes capturing financial data for the 2010 comparative period.

(b)                                 Business combinations:

In January 2009, the CICA issued Handbook Section 1582, “Business combinations,” which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs and restructuring charges will be expensed as incurred. This standard is equivalent to IFRS on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements unless we engage in a significant acquisition.

(c)                                  Multiple deliverable revenue arrangements:

In December 2009, the CICA issued EIC 175, “Multiple deliverable revenue arrangements,” which replaces the existing standards.  This abstract provides additional guidance for arrangements involving multiple deliverables including how consideration should be measured and allocated to the separate units of an arrangement.  This abstract is effective for 2011.  Earlier adoption is permitted.  We are evaluating the impact of adopting this abstract on our consolidated financial statements.